Heartland, Inc.
P.O. Box 4320
Harrogate, TN  37752
(606) 248-7323

February 2, 2009

VIA EDGAR
Tracey McKoy, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
1 Station Place, N.E., Stop 7010
Washington, D.C.  20549

Re:         Heartland, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 14, 2008
File No. 000-27045

Dear Ms. McKoy:

We are in receipt of your letter dated January 23, 2009.  Below please find our responses to your letter.

1.
We note your response to comment 1.  Item 308T(a)(3) of Regulation SB requires a statement as to whether or not internal control is effective.  Your disclosure does not include this required statement.  Please amend your filing within 10 business days to provide management’s conclusion as to the effectiveness of your internal control over financial reporting.  Ensure all amended and future filings include the latest certifications, as discussed in prior comments.

Response

Attached as Exhibit A is the proposed amendment to the Form 10KSB.

Tracey McKoy, Staff Accountant
Securities and Exchange Commission
February 2, 2009

2.
We note your response to prior comment 2.  Your elimination of certain operating segments and belief you have an operate segment currently generating positive cash flow does not mitigate the requirements for discussion of liquidity and capital resources described in our prior comments.  Please address the requirements of Item 303 of Regulation SK and refer to Section 501.03(a) of the FRC and SEC Release 33-8350 in all future filings.

Response

We hereby confirm that we will address the requirements of Item 303 of Regulation SK and Section 501.03(a) of the FRC and SEC Release 33-8350 in all future filings.

Please let me know if I can be of any further assistance or help in this matter.

Respectfully,

/s/ Mitchell L. Cox
Mitchell L. Cox, CPA
CFO

cc:           Stephen M. Fleming, Esq. (Via Fax 516-977-1209)

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM 10-KSB

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR FISCAL YEAR ENDED DECEMBER 31, 2007

HEARTLAND, INC.
(Name of small business issuer in its charter)

Maryland	36-4286069
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

P. O. Box 4320 Harrogate, TN 37752
(Address of principal executive offices) (Zip Code)

606-248-7323
(Issuer’s telephone no.)

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act: Common Stock, $.001 par value

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B not contained in this form, and no disclosure will be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10- KSB or any amendment to this Form 10-KSB. [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) [  ] Yes [X] No

Issuer’s revenues for its most recent fiscal year ended December 31, 2007 were:      $14,112,726

The aggregate market value of the Registrant’s voting common stock held by non-affiliates of the registrant as of April 11, 2008, was approximately: $5,883,059 at $0.15 price per share.  Number of shares of the registrant’s common stock outstanding as of April 11, 2008 was: 37,147,105.

Exhibit A-1

EXPLANATORY NOTE: THE SOLE PURPOSE OF THIS AMENDMENT TO THE FORM 10KSB FOR THE YEAR ENDED DECEMBER 31, 2007 IS TO AMEND ITEM 8A (T) CONTROLS AND PROCEDURES AS SET FORTH BELOW.

ITEM 8A AND 8A (T). CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based on that evaluation, our chief executive officer and our chief financial officer concluded that because of the significant deficiencies in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2007.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act.  Our management is also required to assess and report on the effectiveness of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”).   Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007.  In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.  During our assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, management identified significant deficiencies related to (i) the U.S. GAAP expertise of our internal accounting staff, (ii) our internal audit functions and (iii) the absence of an Audit Committee as of December 31, 2007.  As a result of the deficiencies, the Company’s management determined that the Company’s internal control over financial reporting is not effective.

In 2007, the Company engaged a new chief executive officer and chief financial officer.  As a result, new management has only recently begun to address these deficiencies.  Management determined that the lack of an Audit Committee of the board of directors of the Company also contributed to insufficient oversight of our accounting and audit functions.

In order to correct the foregoing deficiencies, we have taken the following remediation measures:

•
In 2007, we engaged Mitchell Cox, our new CFO.  Mr. Cox has extensive experience in internal control and U.S. GAAP reporting compliance, and together with our chief executive officer will oversee and manage our the financial reporting process and required training of the accounting staff.

•
We have committed to the establishment of effective internal audit functions, however, due to the scarcity of qualified candidates with extensive experience in U.S. GAAP reporting and accounting in the region, we were not able to hire sufficient internal audit resources before end of 2007. However, we will increase our search for qualified candidates with assistance from recruiters and through referrals.

•	In 2008, we intend to appoint additional directors with to serve on an audit committee.

We believe that the foregoing steps will remediate the significant deficiency identified above, and we will continue to monitor the effectiveness of these steps and make any changes that our management deems appropriate.

A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

Exhibit A-2

Except for a material weakness in our revenue recognition, our management is not aware of any material weaknesses in our internal control over financial reporting, and nothing has come to the attention of management that causes them to believe that any material inaccuracies or errors exist in our financial statement as of December 31, 2007.  The material weakness in revenue recognition related to duplicate billing and calculation of percentage of completion, which weaknesses have been addressed by the Company.  The reportable conditions and other areas of our internal control over financial reporting identified by us as needing improvement have not resulted in a material restatement of our financial statements. Nor are we aware of any instance where such reportable conditions or other identified areas of weakness have resulted in a material misstatement of omission in any report we have filed with or submitted to the Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Auditor Attestation

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

Except as described above, there were no changes in our internal controls over financial reporting during the fourth quarter of fiscal year 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Exhibit A-3

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

HEARTLAND INC.
(Registrant)

Date: February 2, 2009	By:	/s/ Terry Lee
Terry Lee
Chief Executive Officer
And Chairman of the Board of Directors

Date: February 2, 2009	By:	/s/ Mitchell Cox
Mitchell Cox
Chief Financial Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	NAME	TITLE	DATE

/s/ Terry Lee	Terry Lee	Chief Executive Officer, Chairman & Director	February 2, 2009

/s/ Mitchell Cox	Mitchell Cox	Chief Financial Officer	February 2, 2009

/s/ Thomas C. Miller	Thomas C. Miller	Secretary & Director	February 2, 2009

/s/ Trent Sommerville	Trent Sommerville	Director	February 2, 2009

/s/ Kenneth B. Farris	Kenneth B. Farris	Director	February 2, 2009

Exhibit A-4

Exhibit 31.1
CERTIFICATION

I, Terry Lee, certify that:

1.	I have reviewed this quarterly report on Form 10-KSB/A of Heartland, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 2, 2009	By:	/s/ Terry Lee
Terry Lee
Chief Executive Officer and Chairman (Principal Executive Officer)

Exhibit A-5

Exhibit 31.2
CERTIFICATION

I, Mitchell Cox, certify that:

1.	I have reviewed this quarterly report on Form 10-KSB/A of Heartland, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 2, 2009	By:	/s/ Mitchell Cox
Mitchell Cox
Chief Financial Officer (Principal Financial Officer)

Exhibit A-6

Exhibit 32.1
CERTIFICATION

I, Terry Lee, Chief Executive Officer of Heartland, Inc. (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1.
The Annual Report on Form 10-KSB/A of the Company for the annual period ended December 31, 2007 (the “Report”) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	February 2, 2009
Signature:	/s/ Terry Lee
Title:	Chief Executive Officer

Exhibit A-7

Exhibit 32.2
CERTIFICATION

I, Mitchell Cox, Chief Financial Officer of Heartland, Inc. (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1.
The Annual Report on Form 10-KSB/A of the Company for the annual period ended December 31, 2007 (the “Report”) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	February 2, 2009
Signature:	/s/ Mitchell Cox
Title:	Chief Financial Officer

Exhibit A-8